Pricing Supplement No. 1 Dated September 21, 2004
(To Prospectus Dated February 26, 2001
  and Prospectus Supplement Dated December 6, 2001)

                               U.S.$12,000,000,000

                            Ford Motor Credit Company

                         Medium-Term Notes Due More Than
                           9 Months From Date of Issue

     Ford Credit has designated $1,400,000,000 aggregate principal amount of its Medium-Term Notes Due More Than 9 Months From Date of Issue as Floating Rate Medium-Term Notes due September 28, 2007, having the specific terms set forth below. J.P. Morgan Securities Inc., Goldman Sachs & Co., and HSBC Securities
(USA) Inc. (the "Underwriters") have agreed to purchase $1,400,000,000 aggregate principal amount of the Notes at a price of 99.825% of their principal amount for resale to the public at fixed initial public offering price of 100% of the principal amount of the Notes, and to certain securities dealers at such price less a concession not in excess of 0.1000% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.0750% of the principal amount of the Notes to certain other dealers. Ford Credit may, without the consent of the holders of the Notes, issue additional notes with the same ranking and the same interest rate, maturity and other terms as the Notes. Any additional notes will, together with the Notes, be a single class of the series of Medium-Term Notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Notes.

     For information on recent developments regarding Ford Credit and Ford, please see "Recent Developments" on page two of this pricing supplement.

     Issue Date:                            September 28, 2004

     Maturity Date:                         September 28, 2007

     Initial Principal Amount:              $1,400,000,000

     Interest Rate Basis:                   LIBOR Telerate having an Index
                                            Maturity of three months plus 83
                                            basis points (0.83%)

     Interest Reset Dates:                  On the Issue Date and thereafter
                                            quarterly on the 28th day of each
                                            March, June, September and December,
                                            until the Notes are paid in full,
                                            beginning December 28, 2004

     Interest Payment Dates:                Quarterly on the 28th day of each
                                            March, June, September and December,
                                            beginning December 28, 2004, and at
                                            Maturity

     CUSIP No.:                             345402 5S6

     Interest Determination Date:           Two London Business Days prior to
                                            each Interest Reset Date

     Reference Agent:                       JPMorgan Chase Bank


                  Goldman, Sachs & Co.      HSBC       JPMorgan

     Recent Developments: On September 17, 2004, Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. ("S&P"), issued a credit rating report titled "Industry Report Card: Global Automakers." In the discussion of Ford in that report, S&P said:

     "Ford's leeway at the current rating has diminished in the course of this year. Ford's market share losses in the U.S. this year have been worse than our expectations. The company overproduced during the first half of the year, and this is now necessitating production cutbacks to lower dealer stocks. Results of its Premier Automotive Group have been disappointing this year--particularly those of its Jaguar and Land Rover units--and management has just announced restructuring actions at Jaguar that will necessitate restructuring charges totaling approximately $450 million (pretax). Moreover, recent statements by Visteon Corp. suggest that still more restructuring of the relationship between Visteon and Ford may be necessary, despite the costly (for Ford) actions taken previously. Ford Motor Credit Co.'s earnings continue to exceed our expectations, and Ford's overall liquidity and funding flexibility remain satisfactory."

     Ford and Ford Credit are scheduled to provide business updates to the credit rating agencies during the fourth quarter of 2004 and any changes to their outlooks or credit ratings of Ford or Ford Credit could occur as early as then.

     For a discussion of Ford's recent announcements on its Jaguar operations and an update to its earnings guidance for the third quarter and full year 2004, see Ford Credit's Current Report on Form 8-K dated September 17, 2004.